SEC 1815 (02/2001) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2003
Estimated average burden hours per response: 8

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2002

Royal Standard Minerals Inc.
(Translation of registrant's name into English)
3258 Mob Neck Road, Heathsville, Virginia, 22473
(Translation of registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
/s/ ROLAND M. LARSEN By:___________________________ Roland M. Larsen President

Date December 22, 2002

GOLD RESOURCES OF THE GOLD WEDGE DEPOSIT

MANHATTAN MINING DISTRICT

NYE COUNTY, NEVADA

NOTE:  All referenced maps, reports and appendices in this report can be inspected in our office located at 3258 Mob Neck Road, Heathsville, Virginia 22473, or our office located at 1311 N. McCarran Blvd., Suite 105, Sparks, Nevada 89431, Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m.

Table of Contents

Executive Summary	2
Introduction, Terms of Reference and Disclaimer	3
Certificate of Co-Author	4
Location	5
RSM Land Holdings	5
Land-Geology-Gold Resource Location Map
Gold Wedge Resource Description	6
Manual Resource Calculations By Mr. Master	6
Cross section showing unexplored areas under and down plung of the resource Plan map of gold resources showing drill intersections and grades

Manual Resource Calculations By Mr. Martin	8

Cross section 8850N with geology and grade boundaries
Cross section 8850N with calculated resource boundaries
Cross section 8375N with geology and grade boundaries
Cross section 8375N with calculated resource boundaries
Resource Tables

Comparison of the Manual Resource Calculations to the Computer Modeled MEDS Resource Calculations By Mr. Ashton	10
Mine Plan - Processing Facility - Reclamation Plan and Preliminary Feasibility Study	10
Mine Plan Processing Facility      Processing Facility Plan      Mill design plan Reclamation Plan      Reclamation Closure Plan Gold Wedge Project Development Budget Preliminary Feasibility Study
10 11 11 12 12
Conclusions	12

APPENDIX
Small Mine Development Underground Mining Contract
Goldfields Engineering Inc. Processing Plant Construction Quotation
Cash Flow Model of Operations
Resource Estimate for the Gold Wedge Project by James Ashton

POCKET
Survey Map of Land Holdings

TITLE: GOLD RESOURCES OF THE GOLD WEDGE DEPOSIT,
MANHATTAN MINING DISTRICT, NYE COUNTY, NEVADA

DATE: DECEMBER 5, 2002

Authors

Timothy D. Master, M.Sc.	Roger C. Steininger, Ph.D.
Principal Investigator	Co-author and Certified Professional
Co-author and Professional Geologist	Geologist

Signature /s/ TIMOTHY D. MASTER	Signature /s/ ROGER C. STEININGER
TIMOTHY D. MASTER	ROGER C. STEININGER

Executive Summary

Two manual resource calculations for gold content were completed as independent studies for the Gold Wedge Project. The calculations were divided into measured, indicated and inferred gold resources. The first study was completed by Mr. Master calculating the resource greater than 0.15 ounces of gold per ton (opt) grade. The second study was completed by Mr. Martin calculating the resource greater than 0.10 opt gold grade. The measured gold resource calculated by Mr. Master contains 104,706 ounces of gold at an average grade of 0.494 opt and the indicated resource contains 47,052 ounces of gold at an average grade of 0.583 opt. The measured resource calculated by Mr. Martin contains 87,775 ounces of gold at an average grade of 0.313 opt and the indicated resource contains 92,872 ounces of gold at an average grade of 0.367 opt. The variance between the two studies for the measured gold ounces is 16% and is within the acceptable limits of 20% for the measured category, based on criteria developed by the U.S. Bureau of Mines. A statistical grade study was completed by Mr. Ashton, certified professional mining engineer CPE # 9162, using a 0.15 ounce per ton cutoff grade and determined that the mean average grade of the deposit is 0.417 ounces of gold per ton and that within a 95% confidence limit, the grade will range between 0.30 and 0.56 ounces of gold per ton. The average grades calculated in the two manual resource studies are within these confidence limits.

A larger difference in the indicated resource category was expected with the different treatment of drill intercepts at variable depth range within the Reliance Fault. Mr. Martin connected larger distances above and below the drill intercepts as an indicated gold resource. Mr. Master calculated measured resources surrounding the holes that were greater than 50 feet apart vertically in the mineralized fault zone, which increased the measured resource and reduced the indicated resource.

Mr. Martin has also calculated an inferred resource of 363,995 ounces of gold at an average grade of 0.389 opt gold to a depth of 1100 feet in the mineralized fault zones below current drill depth. He also calculated the inferred category along the strike of the mineralized fault zones beyond current drill control using the same cutoff grade of 0.10 opt gold as in the measured and indicated categories.. Mr. Master defined 394,626 ounces of gold in an inferred category along strike in the fault zones and at depth below drilling in the fault zones using the 0.15 opt cut off grade.

The preliminary cash flow analysis of the project shows net earning of $4,097,000 to $4,745,000 U.S.D. currency per year over an 11 year mine life, assuming that the inferred category of resources are all converted to measured and indicated resources through the course of underground exploration and mining, and actual recoveries, head grades and mining costs do not deviate significantly from the estimates used in the cash flow analysis. A development plan and budget have been completed to access the deposit from underground and obtain a bulk sample for processing prior to full scale production. The mining and processing of the initial bulk sample will provide the more accurate operating costs and recoveries and is part of the $2,903,582.U.S.D. development budget in the final section of the report. The land holdings on the deposit have been surveyed for royalty determination, although the small buyout price of $200,000.U.S.D. will likely be exercised. The water pollution control permit and reclamation bond applications have been filed with the State of Nevada by Dyer Engineering CPE # 8766 and the approval to begin driving the decline is anticipated to be February - April, 2003. A modest reclamation bond of $118,725.U.S.D. has been determined by Dyer Engineering and is part of the development budget.

Introduction, Terms of Reference and Disclaimer

This report contains professional opinions and forward looking statements that are based on the available drill and assay data from several mining companies who have worked on this project. This report focuses on only the measured and indicated gold resources delineated on the project and presents the manual resource calculations from the two internal reports previously completed and listed below. This report also updates the section on land holdings with additional claims and professional surveying of the claims for the purpose of future gold production and royalty allocation. An updated mill circuit design and preliminary development budget is also added to this report. Additional subject matter dealing with Items 6 - 18 for technical report writing form 43-101F1 can be found in the attached internal reports available for reference with this report and listed as follows:

Master, Timothy D., 2002, Geology and Gold Resources of the Gold Wedge Deposit, Manhattan Mining District, Nye County, Nevada, unpublished Royal Standard report, 16 pages with attachments.

Martin, Laurence G., 2002, Resource Estimate, Gold Wedge Project, Manhattan, Nevada, for Royal Standard Inc., unpublished Royal Standard Report, September 3, 2002, 3 pages with attachments.

The data used in this report was generated from normal mining company evaluation methods using reputable labs and professional employees gathering the data. However, this type of deposit is more difficult to evaluate using standard surface drilling methods. The authors do not guarantee the accuracy of the drill data used to formulate the conclusions. The authors do attempt to evaluate the drill data using their professional experience with this type of gold deposit and use caution where appropriate in developing the geological framework study and resource estimates to formulate the conclusions. The results from the diversity of drilling and assay companies adds a level of confidence to the assay results used to calculate the resources. The fact that the Gold Wedge Resource is the north continuation of the previously mined Reliance Fault Zone which produced similar average grades, also adds confidence to the calculated resource. The two authors and Mr. Martin have a total of approximately 80 years of professional experience (Master - 25 years, Steininger-35 years and Martin-20 years) with the majority of the experience in gold resource exploration and evaluation and approximately 10 years on the Gold Wedge Project and within a 3 mile radius surrounding the Resource in the Manhattan Mining District.

CERTIFICATE OF CO-AUTHOR

I, Roger C. Steininger, do hereby certify that:

1) I am an independent consulting geologist with a residence and business address of  3401 San Mateo Avenue, Reno, Nevada 89509
2) I have received the following degrees in the geological sciences:
        B.S., Western Michigan University, 1964, M.S., Brigham Young University, 1966,
        Ph.D., Colorado State University, 1986
3) I am a certified and licensed geologist with the American Institute of Professional Geologists (AIPG), License # 7417.
4) I have been practicing as a professional geologist for 35 years since my graduation from the university.
5) I have read the definition of "qualified person" set out in the National Instrument 43-101(NI 43-101) and
certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101)
and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6) I am a co-author responsible for the preparation of all sections of the technical report titled
Gold Resources of the Gold Wedge Deposit, Manhattan Mining District, Nye County, Nevada, December 4, 2002.
7) I am not aware of any material fact or material change with respect to the subject matter of the Technical
Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
8) I am independent of the issuer applying all the tests set out in Section 1.5 of National Instrument 43-101.
9) I have read National Instrument 43-101 and Form 43-101 F1, and the Technical Report has been prepared in compliance with that instrument and form.
10) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this fifth Day of December, 2002

/s/ ROGER C. STEININGER
Roger C. Steininger, Ph.D., CPG #7417

GOLD RESOURCES OF THE GOLD WEDGE DEPOSIT,
MANHATTAN MINING DISTRICT, NYE COUNTY, NEVADA

December 4, 2002

Location

The Gold Wedge Project is located in section 18, T8N, R43E, 1/2 mile west of the town of Manhattan in Nye County, Nevada. The elevation of the ground surface is 6,820 feet. The resource occurs under a gravel covered dry drainage valley north of paved highway 377, and is the northern continuation of the deposits mined in the open pits and underground mines 1000feet south the highway. The town of Tonopah is 35 miles south of the deposit and is considered the most favorable locationfor accommodations. Tonopah is also the county seat for Nye County.

RSM Land Holdings

The land position controlled by Royal Standard Minerals on the Gold Wedge Project Area is as follows;

Location of Claims (Type of Control)	# of Claims/Acres/Owner	Importance To Development

Gold Wedge Deposit (Option to Purchase 100% for $200,000.)	4 claims / 50 acres / Hill	90% of known measured deposit and most of known indicated deposit. 3% NSR

North Plunge of Gold Wedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)	34 claims / 450 acres / RSM	Largest deep inferred and unexplored mineralized caldera margin

South End Of Gold Wedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim)	1 claim / 20.03 acres / RSM (Orphant Patent)	Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend; facility site plan, 1% NSR

The land holdings in the immediate vicinity of the deposit were surveyed by Wm. Michael Donovan Jr., Professional Land
Surveyor, #2617, for determining the exact land boundaries in relation to the gold deposit. These boundary locations will be used for determining royalty allocation during production.

Gold Wedge Resource Description

The Gold Wedge Resource is the continuation of the previously mined Little Grey - Reliance Fault Zone connecting the Gold Wedge Resource with the underground workings and open pit mines to the south. Production from the fault zone south of the Gold Wedge Resource was greater than 300,000 ounces of gold (Kral, V.E., 1951, USGS and Madry, J., 1986, Tenneco Minerals). The results of the following two resource calculations are similar in grade to the historic production grades from the underground mines located on the same mineralized structures. Average gold grades mined from the Little Grey and Reliance underground mines were 0.30 - 0.60 troy ounces of gold per ton (opt). Bonanza gold grades from the Reliance Mine were in excess of 12 opt gold. The Gold Metals Shaft on the south end of the Gold Wedge Resource produced approximately 5,000 ounces gold at an average grade of 0.55 opt.

The Reliance Fault Zone intersects the Manhattan Caldera Margin at the Gold Wedge Resource. The majority of the known gold resource occurs in the Reliance Fault Zone where it intersects the Zanzibar Limestone overlying the Gold Hill Formation. The caldera margin faults are also mineralized and contain an additional resource of gold which is under-explored and will likely add to the current resource as exploration and mining progress in the future.

The depth extent of mineralization along the Reliance Fault and the drill testing of mineralized host rocks below the known resource will also likely increase the known resource. The White Caps Limestone was the major producing host rock in the Manhattan District and occurs below the Gold Wedge Resource. The host rocks below the White Caps Limestone are the stratigraphic section mined in the open pits 1000 feet south of the Gold Wedge Resource and remains untested under the Gold Wedge Resource. Refer to the following cross section illustration of host rocks that have produced gold along the Reliance Fault, 1000 feet south of the Gold Wedge Resource and are under-explored or unexplored under the Resource.

Manual Resource Calculations By Mr. Master

A manual resource was calculated by Mr. Master from 33 cross sections on a spacing of 25’ to 100 feet apart. Mineralization boundaries were defined from structural boundaries and bedding replacement. A polygonal block model was constructed on the cross sections. The volumes of the polygons were calculated from measuring true thickness of the mineralized zone from the sections, multiplied by 1/2 the distance between the mineralized holes, multiplied by the distance allowed for the resource category. A cutoff grade of 0.15 opt gold was used for the calculations, based on the fact that 0.15 opt grade is estimated to be the break even grade for the preliminary mining and processing costs. True thickness of zones were measured off cross sections and grades were not cut. No dilution was calculated and a tonnage factor of 13 cubic feet per ton was used based on the measurements from past mining 1000 feet south of the resource. The manual resource study is summarized in the following table listing the calculated gold ounces from each cross section area for the measured and indicated categories of the resource. From section F-F’ north, the calculated resources occur in the Zanzibar Limestone to the north and the Gold Hill Siltstone to the south.

Measured: The measured category was restricted to 50 feet up-dip and down-dip from mineralized drill intercepts within the fault zones or 1/2 the distance between holes less than 100 feet apart up-dip and down-dip in the fault zone, and 1/2 the distance between drill holes along the strike of the fault zone.

Indicated: The indicated category was given 50 feet to 100 feet from the drill intercepts up-dip and down-dip from the measured category and the same 1/2 distance between drill holes along strike of the Reliance Fault as the measured category. Drill density less than 100 feet spacing has no indicated resource.

Inferred: A geological projection of similar grades and thickness into extension areas not drilled and limited to a distance no greater than 500 feet from known drill control.

Using a cutoff grade of 0.15 opt gold, which is considered the "break even grade", based on preliminary mining and processing costs, the average grade of 0.494 opt for the measured resource is high enough to be considered economic grade mineralization subject to confirmation by underground bulk sampling and processing. The lower grade mineralization between 0.03 and 0.15 opt gold may be partially mined as dilution and to provide continuity in mining along the trend. The plan maps and cross section following the reserve table illustrate how the measured and indicated resource blocks will be accessed and mined with a decline driven from RSMs patented claim followed by crosscuts and drifts into the mineralized zone.

Manual Resource Calculations By Mr. Martin

Laurence Martin was contracted by Royal Standard Minerals to conduct an independent resource estimate for the Gold Wedge Project. Mr. Martin was the mine geologist for Houston Oil and Minerals in the open pit mining of the Reliance - Little Grey Fault Zone 1000 feet south of the Gold Wedge Resource.

The geological and grade boundaries wer digitized and the volumes of the resource blocks were calculated by the computer. The following quote is the methodology used by Mr. Martin to calculate the resources.

"Boundaries were placed upon the mineralized envelopes of the Reliance Fault and the ring structures, utilizing geological drill logs and assay values. Oriented cross sections (N60E) were drawn perpendicular to the strike of the Reliance Fault (N30-35W), with spacing no larger than 120 feet between each section. Cross section spacing of 25 to 50 feet were necessary in more densely drilled locations. Drill hole density was adequate in several cross sections to project the structures and mineralization between drill holes. The resource calculation was estimated by partitioning the gold resources into three categories; measured, indicated and inferred. Boundaries of the mineralization were selected using two cutoff grades. The internal cutoff grades for high grade was greater than 0.10 opt gold. Internal cutoff grades for low grade were 0.02 and less than 0.09 opt gold.

Measured: Boundaries of a mineralized structure were limited to the two cutoff grades of mineralization and delineated by the drill hole intercept defined by assay results recorded on the geological logs or assay lab reports. A maximum inference of 75 feet up dip and 75 feet down dip in the structure was selected. All assay values in the two cut-off grades were utilized appropriately to derive an average grade. Halving the distance between cross section boundaries and multiplying the measured area of the mineralization, calculates volumes along strike. For example: Cross Sections 8450 and 8550 are 100 feet apart from each other, the distance of inference for each cross section is 50 feet.

Indicated: The drill holes of the Project had various azimuths and dip orientation from the surface. In several locations of the deposit, the drilling intersected the mineralized structures either above or below elevation levels depicted by adjacent cross sections of the same structure. The mineralization was projected up or down to those elevations and halfway between cross sections maintaining the mineralized thickness as defined by the measured category. The deepest intercepts are at the 800 Level (800 feet beneath the surface) on Cross Section 8850.

Inferred: Ore grade mineralization was intercepted by drilling at the 800 Level. All mineralized envelopes of the Reliance Fault were projected to the 800 Level from their last elevation in the indicated category and maintaining the mineralized thickness as defined in the measured category. The inferred category was lengthened to include the 1000 Level as other mining operations of similar mining conditions and extraction methodology constructed both spiral declines and ventilation shafts to 1100 feet beneath the surface.

Category	Tons *TF = 13	Grade opt	Ounces gold

Measured	280,030	0.313	87,775
Indicated	252,762	0.367	92,872
Inferred	972,295	0.389	377,864

* = tonnage factor

See the following tables for further breakdown of the categories by structure type.

Comparison of the Manual Resource Calculations to the Computer Modeled MEDS Resource Calculations By Mr. Ashton, CPE # 9162

Page 7 of the engineering report in the appendix discusses the differences between the manually calculated resource estimates and the kriged block model. The grade reduction in the kriged model is normal and expected from grade smoothing and statistical restriction on the radius of influence for the high grade mineralization above 1.0 opt gold.

However, within a 95% confidence limit, the downside risk of the average grade is .300 opt gold or 24% lower than the mean value of .417. The upside potential is ..560 opt gold or 41% higher than the mean value of .417. The average grade of .494, manually calculated by RSM is well within the 95% confidence range at 22% upside. These average grade determinations assume no mining dilution and accept the drill assays as representative of the grades in the calculated tonnages of ore. As in all high grade deposits, there is reason to use caution when planning mining operations.

Mine Plan - Processing Facility - Reclamation Plan and Preliminary Feasibility Study

Mine Plan

A mine plan was designed by Redpath as part of a contract bid. Bids were then taken on this same plan for driving a decline and producing an initial bulk sample of 6,000 to 8,000 tons. The bids were taken from Redpath, Dinatech, Small Mine Development, American Mine Services, Wydman Contractors and Manrock Development. A decline 1,850 feet in length, measuring 13 feet by 12 feet with one spiral was designed by Redpath and accepted by all contractors as the most cost effective access. The decline will be driven along the east side of the resource and then crosscut across the resource followed by drifting on the resource in the Reliance Fault Zone. Small Mine Development (SMD) was selected as the contractor for their underground mine experience in Nevada and small mine development projects. Ron Guill, owner and mining engineer visited the site for evaluating the portal entrance construction. Their bid of $1,300,950. is all inclusive hard dollar numbers and they provide all mining equipment including an underground RC drill rig for exploration. Their bid is attached to this report. Wydman Construction was selected as a back-up contractor if SMD becomes unavailable.

Mining methods for full scale production of 500 tons per day will best be determined when the resource is accessed, whether it be cut and fill, raise stoping, shrink stoping or room and pillar. The initial plan for the bulk sample is to drift on the resource in the Reliance Fault Zone and slab the ore. Total time to drive the decline and mine 6,000 tons is estimated to be 159 days.

A cement ore pad is required to contain the gold on a surface where the gold can be recovered during the transfer of ore from the mine into the plant. The ore pad construction was engineered by Dyer Engineering and will cost $95,000.U.S.D. to construct.

Processing Facility

A physical separation plant was designed by Goldfields Engineering Inc.(GEI), Salt

Lake City, Utah. The design plan with total facility layout is shown on the following maps. The plant is essentially a gravity washing plant for placer gold with a crushing circuit to liberate the gold by crushing and washing. GEI designed the gravity circuit at Round Mountain. The gravity circuit designed by Tennaco for the open pit ore 1000 feet south of the Gold Wedge Resource recovered the majority of the gold (70%) mined. The gravity circuit designed for The Gold Wedge Resource is anticipated to recover at least that percentage from the undiluted ore selectively mined underground. Gravity concentration and free gold determination tests on drill cutting from the Gold Wedge Resource completed by Freeport Gold Company show 99% liberation of gold with a nominal 75% minus 100 mesh and 90 % of the gold was recovered from the highest grade sample using a spiral concentrator. Lower recoveries are attributed to crushing too fine and creating slimes.

The full scale plant to process up to 500 tons per day can be constructed by GEI for $253,045. U.S.D. The plant design and component costs by Jim Hutchins, Senior VP for GEI is attached and replaces an earlier design by Charles McClean which used numerous rough and cleaning tables. A start-up pilot plant will likely be put in place initially to best determine the components for the full scale plant. GEI can construct the pilot plant for $25,000. U.S.D.

The containment for processed ore will be constructed as heap leach pads and the remaining gold in the processed ore can be recovered by cyanidation if the remaining grade justifies permitting the pads for heap leaching. The current permits are for physical separation only. The heap leach pad construction including blasting and excavation is budgeted for $450,500. U.S..

Reclamation Plan

This plan has been finalized by Dyer Engineering, certified in the design of reclamation plans for the State of Nevada. The Water Pollution Control Permit and Reclamation Permit Applications have been filed in October 2002 with the Nevada Department of Environmental Protection. The bond for the reclamation of the project is a nominal $118,725 as a result of being restricted to only 20 acres of total surface disturbance. The following maps show the pre-closure and closure plan submitted to the State of Nevada.

A summary of the preliminary development budget, excluding exploration drilling both surface and sub-surface is tabulated from the above discussion as follows; Surface and sub-surface exploration drilling will likely add $200,000 to the total project budget which is included in the following development budget.

Gold Wedge Project Development Budget

U.S. dollars

Decline and 8,000 ton bulk sample	1,300,950.
Drilling (decline condemnation)	15,000.
Drilling (underground and surface exploration)	200,000.
Ore Pad Construction	95,000.
Small Portable Plant	25,000.
Full Scale Plant	253,045.
Heap Leach Pads Construction (includes blasting and excavation)	450,500.
Silt Ponds	61,400.
Diversion Ditch	40,000.
Mill Floor Slab and Sealer	80,000.
Reclamation Bond	118,725.

Subtotal	2,639,620.

10% contingency,	263,962.

TOTAL BUDGET	2,903,582.

Preliminary Feasibility Study

The preliminary feasibility study and cash flow analysis attached to this report shows positive cash flow with the assumptions that gold recovery are 85%, the head grades are not diluted below 0.32 opt (10.9 grams per ton) and the production rate is maintained at 500 tons per day. Additional sensitivity analysis on recovery and diluted grade is necessary to find the affect of unforeseen problems. However, it appears that major problems in mining and processing can be encountered without showing negative cash flow because the grade of the resource is high and capital costs for development are small. Even a shorter mine life or 1/2 the production rate will show positive cash flow after 2 years.

Conclusions

This project has reached a level of diminishing returns for additional surface drilling to delineate the known resource. The majority of the delineation drilling can be accomplished from underground drill stations as the decline and mining advances. The remaining surface drilling should be focused on condemnation holes for the decline and facility site, several tests for undiscovered mineralization in the White Caps Limestone and underlying Gold Hill Formation, and the north deep extension plunging into the Colder. A continued effort should be maintained to discover additional gold resources in a 3 mile radius surrounding the facility site, including placer gold resources which can be processed in the physical separation plant without the use of the crushing circuit.

Surface exploration drilling will be required to test the undrilled area on the south facing slope of Black Mammoth Ridge, where a discovery of both high grade mineralization and bulk tonnage low grade was discovered in previous drilling along the west side of the Gold Wedge Resource. Other resources such as the Keystone Resource and the discovery possibilities in that area and west of the Gold Wedge Resource can extend the mine life.